Regency Energy Partners LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

February 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Anne Nguyen Parker, Branch Chief

Re:	Regency Energy Partners LP
Registration Statement on Form S-4
(File No. 333-192184)

Ladies and Gentlemen:

The undersigned, Regency Energy Partners LP (the “Partnership”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m. Eastern time on Thursday, February 20, 2014, or as soon thereafter as practicable.

The Partnership acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership respectfully requests that it be notified of such effectiveness by a telephone call to A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393.

[Signature on following page]

Very truly yours,

Regency Energy Partners LP

By:	Regency GP LP, its general partner

By:	Regency GP LLC, its general partner

By:	/s/ Frances Kilborne
Frances Kilborne Associate General Counsel

cc:	Bruce D. Davis, Jr., PVR GP, LLC
Neel Lemon, Baker Botts L.L.P.
Joshua Davidson, Baker Botts L.L.P.
M. Breen Haire, Baker Botts L.L.P.
Michael Swidler, Vinson & Elkins L.L.P.
Michael Rosenwasser, Vinson & Elkins L.L.P.